

July 2, 2009

By U.S. mail and facsimile to (212) 859-7354

Mr. Wenbing Chris Wang, Chief Financial Officer
Fushi Copperweld, Inc.
1 Shuang Qiang Road
Jinzhou, Dalian
People's Republic of China 116100

> **RE: Fushi Copperweld, Inc.**
> **Form 10-K for the year ended December 31, 2008 filed March 16, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 21, 2009**
> **File No. 1-33669**

Dear Mr. Wang:

We have reviewed your response letter dated June 18, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Risk Factors, page 14

1. We have read your response to comment 2 in our letter dated June 4, 2009. Please revise future filings to also provide the clarifying information you have provided in the second part of your response related to the conditions under which your PRC subsidiaries may pay dividends. We assume the Schedule I and this clarifying information will be included beginning with the June 30, 2009 Form 10-Q.

Critical Accounting Policies, page 52

2. We have read your response to comment 7. We understand that starting in the second quarter of 2009 you will begin segment reporting pursuant to SFAS 131 for three segments: US, UK, and China. Please note the requirement in Section 501.06.a of the Financial Reporting Codification to explain segment results in MD&A.

Item 9A. Controls and Procedures, page 55

3. We have read your response to comment 9. You have not discussed why, as previously requested, the significant deficiency you have identified, that is, failure to maintain effective controls over the financial closing process to ensure the accurate and timely accounting and disclosure of fixed assets, would not be so pervasive as to appear in other areas of the financial statements. Please advise accordingly. Also as previously requested in our comment 10, please tell us whether you assessed the possibility of errors in the prior quarterly filings regarding this material weakness and significant deficiency.

Note 2 – Summary of Significant Accounting Policies, page F-7

4. We have read your response to comments 12 and 13. Please revise your future filings to also disclose your statements that: i) due to globally depressed commodity prices management believed there was an opportunity to lock-in lower purchase prices through increasing the deposit (advance) to suppliers which in turn lowered the average purchase price of raw materials and minimized the loss resulting from the significant decline in spot prices in the fourth quarter 2008, and ii) you extended longer credit terms to your customers in order to capture an increased market share and further put pressure on smaller competitors whose limited capital resources have become further strained due to the global economic crisis.

Note 5 – Plant and equipment, page F-18

5. We have read your response to comment 14. Please confirm to us you will revise future filings to also disclose the clarifying information you have provided in your response, in addition to the gross property and equipment reconciliation. Also, given the materiality of projects No. 1 and No. 2, revise MD&A in future filings to disclose the following. For the manufacturing machine and equipment, disclose the nature of the machine and equipment and what it makes, how long management believes the machine and equipment will last, and how the machine and equipment is expected to impact future cash flows. For the corporation administration office building, explain why it has taken 7 ½ years to complete, and where it is located. We also do not understand your statement that over the past few years, the Company has increased the value related to the construction under CIP and has also transferred the construction in progress to fixed assets when management determined that the building was ready to use. For example, how can the building be ready for use when it is scheduled to be completed in December 2010, are portions or floors of the building being routinely transferred to fixed assets as they are completed, etc.

Note 8 – Prepaid taxes, Taxes Payable and Deferred Tax Asset, page F-19

6. We have read your response to comments 15 and 16. Please confirm to us that you will provide all of the clarifying information contained in your responses in MD&A in future filings. Also in future filings, regarding comment 16, under point (1), please explain the basis for your statement, supported by quantitative data as necessary and appropriate, that you expect to realize taxable income in future periods at Fayetteville due to cost savings initiatives and restructuring of manufacturing and sales beginning in the fourth quarter of 2008, and quantify the profit in each of the first three quarters of 2008. Under point (2), your disclosure does not enable a reader to assess whether management's estimates have been historically accurate, so please disclose the first annual period in which you project the US business to start generating positive annual pre-tax income. Under point (7), your disclosure does not adequately address the U.S. tax implications if earnings are repatriated from China; thus, please revise this point accordingly.

Form 10-Q for the period ended March 31, 2009

Liquidity and Capital Resources, page 55

7. We have read your response to comment 19. Please confirm to us that you will revise future filings to provide the clarifying information included in your response as pertinent and necessary, as well as to quantify the days sales outstanding ratio for each period presented and explain the reason(s) for variances therein.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

8. We note your response to comment 23 in our letter dated June 4, 2009 that you have disclosed the general factors considered in salary adjustments. However, in future filings please discuss the particular reasons for *specific* salary adjustments. In this regard, we note the increase of Messrs. Wang and Todd's salaries but not those of Messrs. Fu and Finley.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or, in her absence, Craig Slivka at (202) 551-3729, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief